Exhibit 4.18

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

VISEN Pharmaceuticals

P.O. Box 472

2nd Floor, Harbour Place

103 South Church Street

George Town, Grand Cayman KY1-1106

Cayman Islands

Attention: [***]

4 January, 2021

Amendment to the Exclusive Licence Agreement between Ascendis Pharma Growth Disorders A/S and Visen Pharmaceuticals dated 7 November 2018 (the “Agreement”)

Dear Sirs or Madams

Further to the Parties’ recent discussions regarding the Agreement, and in consideration of the Series B financing and the promises and mutual covenants set forth in this letter (including the appendix to this letter), we now wish to amend the Agreement as set out in the appendix to this letter.

These amendments shall take effect on and from the closing of the Series B financing. For the avoidance of doubt, all capitalised terms shall have the meaning given to them in the Agreement unless separately defined in this letter.

We confirm that all other terms and conditions of the Agreement remain unchanged and continue in full force and effect.

Please confirm your acceptance to these terms by countersigning this letter and the enclosed copy of this letter and returning the copy to us at [***] marked for the attention of [***], as soon as possible and, in any event, by 4 January 2021.

Yours faithfully

/s/ Jan Møller Mikkelsen	/s/ Michael Wolff Jensen
Jan Møller Mikkelsen, CEO	Michael Wolff Jensen, Chairman of the board of directors

for and on behalf of Ascendis Pharma Growth Disorders A/S

Accepted and agreed:

/s/ [***]

[***], Director for and on behalf of Visen Pharmaceuticals

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Appendix : Amendments

1.	A new definition of Ascendis Alliance Manager shall be inserted and read as follows:

“Ascendis Alliance Manager” means an FTE individual designated by Ascendis to ensure communication and alignment between Ascendis and Licensee regarding activities carried out by either Party under this Agreement. The annual FTE rate of such Ascendis Alliance Manager shall be EUR [***].”

2.	A new definition of Commercialisation Plan shall be inserted and read as follows:

““Commercialisation Plan” has the meaning ascribed to it in Clause 4.8.”

3.	A new definition of Good Pharmacovigilance Practice shall be inserted and read as follows:

““Good Pharmacovigilance Practice” means the applicable principles and guidelines for good pharmacovigilance practice for drugs and medicinal products, as such principles and guidelines are amended, implemented and supplemented from time-to-time, including without limitation those set out in the European Medicines Agency’s GVP modules I to XVI.”

4.	A new definition of Technology Transfer Plan shall be inserted and read as follows:

““Technology Transfer Plan” means: the plan mutually agreed and signed by the Parties for the transfer of Ascendis Technical Information from Ascendis to Licensee to the extent necessary to permit Licensee to Manufacture Licensed Products within the Territory. Such Technology Transfer Plan shall include (without limitation): (i) [***].” All reasonable costs in accordance with the budget set forth in the technology Transfer Plan shall be covered by Licensee (including [***], all as agreed by Licensee in the Technology Transfer Plan).

5.	Clause 4.3 of the Agreement shall be deleted and replaced with the following:

“The Licensee shall be solely responsible for any clinical trial activities carried out as part of its development and commercialisation activities in the Territory. For such clinical trials, Licensee shall coordinate with Ascendis so that clinical endpoints, inclusion and exclusion criteria for the clinical trial are aligned with clinical trials conducted by Ascendis outside the Territory in similar indications, unless specific deviations are requested by the Regular Authority in the Territory, in which case the Parties shall in good faith discuss to propose an acceptable endpoint, inclusion or exclusion criteria with the Regulatory Authorities. However, if clinical trials are performed in the Territory in respect of the Licensed Product as part of a single global study to support Regulatory Approval in at least [***] in respect of the Licensed Product (“Multi-territory Study/ies”), then the performance of such Multi-territory Studies in the Territory shall be subject to the Parties’ mutual agreement and the Parties’ agreement in advance, in writing, as to their respective obligations in respect of any such Multi-territory Study, including (without limitation) the Parties’ respective responsibilities for: [***]. If the Parties are unable to agree such matters in advance, the Licensee shall not participate in such Multi-territory Study.”

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	2

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

6.	Clause 4.4 of the Agreement shall be amended to read as follows:

“The Licensee shall use Diligent Efforts to develop and commercialise Licensed Product in the Field in the Territory. The Licensee shall ensure that such development and commercialisation of the Licensed Product are consistent with the Research and Technical Development Plan and Commercialisation Plan.”

7.	Clause 4.5 of the Agreement shall be amended to read as follows:

“Each Party shall conduct all development of Licensed Product in compliance with Applicable Laws, which shall include Good Laboratory Practice, Good Clinical Practice, Good Pharmacovigilance Practice and Good Manufacturing Practice, in each case, where applicable. Neither Party shall use any person that has been debarred, disqualified or banned from practising medicine to perform activities under this Agreement, and each Party shall immediately notify the other Party in writing if any person performing activities under this Agreement is disqualified, debarred or banned from practising medicine.”

8.	A new Clause 4.7 shall be inserted into the Agreement and read as follows:

“4.7 Joint Commercialisation Committee.

(A) Formation of the JCC. At least [***] prior to the first commercial sale of the Licensed Product in the Field in the Territory, the Parties will form a Joint Commercialisation Committee comprised of [***] (the “JCC”).

(B) One representative of the Licensee at the JCC will be selected to act as the chairperson of the JCC. The JCC will meet at least [***] ([***]) times per year and such meetings may be conducted by videoconference, teleconference or in person, as agreed by the Parties. The JCC will agree upon the time and location of the meetings. The chairperson, or his or her designee, will circulate an agenda for each meeting approximately [***] before the date scheduled for the meeting, and will include all matters requested to be included on such agenda by either Party. The chairperson, or his or her designee, will take complete and accurate minutes of all discussions occurring at the JCC meetings and all matters decided upon at the meetings except that matters reflecting legal advice of counsel will not be included in such minutes. A copy of the draft minutes of each meeting will be provided to each Party by the chairperson, or his or her designee, after each meeting, and such minutes will be reviewed by the JCC members, any needed changes discussed and final minutes agreed to and provided to each Party within [***] after each meeting unless otherwise agreed. A reasonable number of additional representatives of a Party may attend meetings of the JCC in a non-voting capacity. Each Party is responsible for its personnel and travel costs and expenses associated with attending meetings.

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	3

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(C) JCC functions and powers. The responsibilities of the JCC will be as follows:

(1) encouraging and facilitating communication between the Parties with respect to the commercialisation of Licensed Product(s)) in the Field in the Territory;

(2) [***] the first Commercialisation Plan pursuant to Clause 4.8;

(3) [***] the Commercialisation Plan [***] and [***];

(4) exchanging information on the progress of the commercialisation of the Licensed Product in the Field in the Territory; and

(5) carrying out the other duties and responsibilities described for it in this Agreement.

(D) JCC Decision Making. All decisions of the JCC will be made by unanimous vote, with each of Ascendis and Licensee having one vote and the decisions will be recorded in the JCC minutes. If after reasonable discussion and consideration of each of the Parties’ views on a particular matter before the JCC, the JCC is unable to reach a decision by unanimous vote on that matter, the following shall apply:

(a) the disputed matter shall be [***];

(b) irrespective of above Clause 4.7 (D) (a), [***]. The JCC shall not have any authority other than that expressly set forth above and, specifically, shall have no authority: [***]

(E) Duration of the JCC. The JCC shall continue in full force and effect unless and until this Agreement expires or is terminated in accordance with Clause 18.”

9.	A new Clause 4.8 shall be inserted into the Agreement and read as follows:

“4.8 Promptly following the establishment of the JCC, Licensee shall present to the JCC a plan setting out the commercial strategy for the commercialisation of the Licensed Products in the Field in the Territory including (without limitation) relating to branding, promotional materials, positioning in the market and medical affairs activities (including detailing), which with respect to content may not be inconsistent with the commercial strategy for the commercialisation of the Licensed Products in the Field outside the Territory) (the “Commercialisation Plan”). Such plan shall be [***] the JCC [***] thereafter no later than [***] and the JCC [***].”

10.	A new Clause 4.9 shall be inserted into the Agreement and read as follows:

“Promotional materials:

(A)

Promotional materials including pre-marketing medical information material for the Licensed Products for use in the Territory shall be developed by the Licensee, comply with Applicable Laws and Regulatory Approvals (including approved label of the Licensed Product), and be scientifically accurate and consistent with data generated for the Licensed Product inside and outside the Territory. Copies of such materials shall be archived by the Parties to the extent required by Applicable Laws

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	4

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

(B)

The Licensee shall submit English translations of samples of all such promotional materials to Ascendis, in advance of being used, for Ascendis’ review and comment. Ascendis shall provide any comment to Licensee in writing within [***] of receipt of such samples and Licensee shall consider such comments in good faith and incorporate such comments.

(C)

The Licensee shall incorporate comments provided by Ascendis pursuant to above subsection 4.9 (B) to the extent they correct any scientific inaccuracy and / or correct any statements that are in contrast to any accurate statement regarding the Licensed Product used outside the Territory..”

11.	Clause 5.2(B) of the Agreement shall be amended to read as follows:

“conduct all relevant packaging and distribution in accordance with Applicable Laws, which shall include Good Manufacturing Practice and Good Distribution Practice, in each case, to the extent applicable. In addition, Ascendis shall provide Licensee with written instructions in advance as to the best practice for handling and storing the Licensed Product and Licensee shall follow such instructions.”

12.	A new Clause 5.3 shall be inserted into the Agreement and read as follows:

“5.3 Technology Transfer

5.3(A) If Licensee wishes to Manufacture Licensed Product in the Territory (including the TransCon [***], TransCon [***] or any other component which is proprietary to Ascendis or its CMO’s and necessary for the manufacture of the Licensed Product, but excluding the TransCon [***]) by itself or (subject to prior approval in writing by Ascendis, not to be unreasonably withheld, delayed or conditioned) via its subcontractors, it shall notify Ascendis of the same in writing, and the Parties shall cooperate in good faith to agree on a Technology Transfer Plan to implement the transfer of such Ascendis Technical Information (after relevant approval from affected CMO’s) to the extent necessary to permit Licensee to Manufacture the Licensed Products in the Territory. The Licensee shall be responsible for the following:

(a) the Manufacture of the Licensed Products by Licensee shall comply with standards required by the FDA and the European Medicines Agency, any International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”) guidance, and Good Manufacturing Practice; and audited by Ascendis; and

(b) the Manufacturing process used following any technology transfer pursuant to this Clause 5.3 shall be, unless otherwise agreed to by Ascendis, identical or comparable (or modified solely to the extent necessary to meet local regulatory requirements) to the Manufacturing process used outside the Territory immediately prior to such technology transfer; and

(c) the Licensed Product manufactured by Licensee following a technology transfer shall be comparable to Licensed Product manufactured by Ascendis as determined in accordance with relevant guidelines issued by FDA and EMA. Licensee shall document in writing such comparability to Ascendis prior to any clinical or commercial use of Licensed Product by Licensee.

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	5

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

Licensee acknowledges and agrees that any such technology transfer may be subject to the consent of Ascendis’ contract manufacturer(s) and any conditions and/or fees imposed by such contract manufacturer(s) in respect of the same. Ascendis shall seek the consent of such contract manufacturer(s) acting in good faith, provided that if such consent is not obtained, no transfer shall occur in respect of the activities performed by such contract manufacturer(s).

Promptly following the Parties agreeing to the content of the Technology Transfer Plan, the Parties shall perform the transfer from Ascendis or its contract manufacturer to Licensee (or its subcontractor if approved in writing by Ascendis) of the Ascendis Technical Information necessary to permit Licensee to Manufacture the Licensed Products in the Territory, in accordance with the relevant Technology Transfer Plan. Each Party shall use reasonable efforts to complete the tasks assigned to such Party under the Technology Transfer Plan in a timely manner and in accordance with the Technology Transfer Plan. Each Party shall designate qualified personnel having the necessary skill, expertise, and experience to facilitate such technology transfer and who shall be responsible for coordinating the technology transfer activities under the Technology Transfer Plan. Each Party shall cooperate with the other Party in such other Party’s conduct of technology transfer activities under the Technology Transfer Plan. For the avoidance of doubt, such technology transfer shall not result in any change in the ownership or Control of any of the Ascendis Patents, Ascendis Technical Information, Ascendis Platform Technology, Ascendis Program IP or Joint Program IP, and all Technical Information so transferred to the Licensee for the Manufacture of Licensed Products constitutes Ascendis’ Confidential Information. As between the Parties, Licensee shall be solely responsibility for obtaining and maintaining and shall own all Regulatory Approvals for its (or its subcontractor’s) manufacture of Licensed Product from Regulatory Authorities in each of the jurisdictions in the Territory in the Field, and associated costs.

5.3(C) Licensee shall pay Ascendis’ FTE Costs and travel costs incurred in the performance of the Technology Transfer Plan and all costs of any materials transferred to Licensee, in each case in accordance with the Technology Transfer Plan, subject to receipt of an invoice from Ascendis for such amounts. Licensee shall further pay any reasonable contract manufacturer’s fees in connection with such technology transfer that Licensee agreed to pay as part of the Technology Transfer Plan. All other costs and expenses incurred by either Party in connection with the performance of the Technology Transfer Plan shall be borne by the incurring Party.

5.3(D) If, at any time after such technology transfer, the Manufacture of the Licensed Product by Licensee (or its subcontractors) fails to comply with Applicable Laws or the requirements set out in Clause 5.3(A)(a) – (c), then the Parties shall promptly confer and discuss an appropriate plan to remedy such failure for the future Manufacture of Licensed Product by Licensee (or its subcontractors).”

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	6

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

13.	Clause 6.4 shall be amended to read as follows:

“6.4 The Licensee undertakes to comply, and to procure that its Sub-Licensees and contractors comply, with all requirements of Regulatory Authorities, Applicable Laws, which shall include Good Laboratory Practice, Good Manufacturing Practice, Good Distribution Practice and Good Pharmacovigilance Practice, in each case to the extent applicable.”

14.	Clause 6.5 shall be amended to read as follows:

“Ascendis shall provide assistance and information as reasonably requested by the Licensee in support of such regulatory activities, [***]. In addition to [***], Licensee shall bear the cost for any additional services conducted by the Ascendis Alliance Manager for the Licensee that is not already reimbursed by Licensee otherwise (e.g., reimbursed as part of the research, development or regulatory assistance), [***], provided that the Parties shall mutually agree upon the scope and time to be spent on such additional services prior to the Ascendis Alliance Manager conducting any such services.”

15.	Clause 8 shall be amended to read as follows:

“Each Party will maintain complete and accurate books, records and accounts in connection with its performance of this Agreement (including, without limitation, those used for the determination of any payment obligations under this Agreement). Such books, records and accounts will be retained by such Party until [***] ([***]) years after the end of the period to which such books, records and accounts pertain. The Licensee shall retain such books, records and accounts for an additional [***] ([***]) years if reasonably available and required by the applicable tax authority. During the term of the Agreement and for a period of [***] thereafter, each Party, its Affiliates and/or their nominee may review and inspect such books, records, and accounts for the sole purpose of determining such other Party’s compliance with this Agreement (including, without limitation, compliance with Clauses 4, 5, 6, 7, 9 and 10). Such review and inspection shall not take place more than [***] and shall be subject to the inspecting Party giving the other Party reasonable advance notice of such review and inspection and such review and inspection shall take place during normal business hours at a mutually agreed upon time (such agreement not to be unreasonably withheld, delayed or conditioned). The inspecting Party shall bear its own expenses, and the other Party shall reasonably cooperate with the inspecting Party, its Affiliates and/or nominee, in connection with any inspection. To the extent that any significant deficiencies are identified as the result of such inspection, the inspected Party shall take all reasonable corrective measures to remedy any such significant deficiencies. For clarity, any review or inspection pursuant to this Clause 8 shall be subject to the terms of Clause 10 and this Clause 8 shall survive the termination or expiry of this Agreement for [***].”

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	7

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm to the registrant if publicly disclosed.

16.	A new Clause 9.3 shall be inserted into the Agreement and read as follows:

“9.3 Each Party shall perform all pharmacovigilance in respect of the Licensed Product in compliance with Applicable Laws, which shall include Good Pharmacovigilance Practice to the extent applicable. As soon as practicable after the date of this letter, the Parties shall negotiate in good faith and enter into a pharmacovigilance agreement governing the pharmacovigilance activities of the Parties with respect to the Licensed Product.”

17.

This letter, once executed by both Parties, shall be deemed incorporated into the Agreement and all terms and conditions of the Agreement (including without limitation Clauses 1, 15, 18 (where Clauses 4.9 (A) and (C), 5.3(D), 6.4 and Clause 8 shall be added to the list of material obligations under Clause 18.2(b)), 19, 20 and 21), unless expressly modified in this letter, shall apply.

Tuborg Boulevard 12 | DK-2900 Hellerup | Tel +45 70 22 22 44 | www.ascendispharma.com | cvr DK-29918791	8